Exhibit (a)(1)(G)

Investor/Media Contact:
Robert J. Cierzan, Vice President, Finance
Sylvia J. Castle, Investor Relations
(858) 513-1801

FOR IMMEDIATE RELEASE

Aldila, Inc. Announces Commencement of Tender Offer

Poway, CA - August 24, 2007 - Aldila, Inc. (NASDAQ:NMS:ALDA) (the “Company”), today announced that it has commenced a tender offer in which it will spend up to $7.5 million to repurchase up to 496,688 shares of its common stock, or up to 9.0% of its outstanding shares, for cash, at a price per share not greater than $16.85 and not less than $15.10.  The offer will expire at 12:00 midnight, New York time on September 21, 2007, unless the offer is extended. On August 23, 2007, the last full trading day before the commencement of the Tender Offer, the reported closing price of the shares on NASDAQ was $16.40 per share.

The modified “Dutch Auction” tender offer allows stockholders to indicate how many of their shares and at what price within the $15.10 to $16.85 range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable it to purchase up to $7.5 million worth of shares, or a lower amount depending on the number of shares properly tendered. All shares accepted in the tender offer will be purchased at the same price, which may be higher or lower than the market price immediately prior to or during the tender offer.

Although the Company’s Board of Directors has approved this tender offer, neither the Company’s Board of Directors nor its management is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Stockholders are urged to evaluate carefully all information regarding the tender offer and consult their own investment and tax advisors before making their decision as to whether to tender their shares and, if so, how many shares to tender and at what price or prices to tender them.

In addition, the Company is also filing today with the SEC on Schedule TO the Offer to Purchase, the related Letter of Transmittal and other materials related to the tender offer, which will be available once filed through the SEC’s internet address at http://www.sec.gov without charge.

MacKenzie Partners, Inc. will serve as information agent and American Stock Transfer & Trust Company (“AST”) will serve as the depositary for the tender offer.  Questions relating to the tender offer should be directed to MacKenzie Partners, Inc. at 800-322-2885 (toll free) or 212-929-5500 (call collect) or by email at tenderoffer@mackenziepartners.com.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock.  The solicitation of offers to buy the Company’s common stock and specific instructions will only be made pursuant to the offer to purchase and related materials to be mailed to stockholders beginning today.  Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer.

About the Company -

Aldila is a leader among manufacturers of high performance graphite golf shafts used in clubs assembled and marketed throughout the world by major golf club companies, component distributors and custom clubmakers.  Aldila also manufactures composite prepreg material for its golf shaft business and external sales.

Forward-looking statements are necessarily subject to risks and uncertainties.  Our filings with the Securities and Exchange Commission present a detailed discussion of the principal risks and uncertainties related to our future operations, in particular our Annual Report on Form 10-K for the year ended December 31, 2006, under “Business Risks” in Part I, Item 1, and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in Part I, Item 7 of the Form 10-K, and reports on Form 10-Q and Form 8-K and can be obtained at www.sec.gov.